Exhibit 99.1

FOR IMMEDIATE RELEASE

CORUS ENTERTAINMENT ANNOUNCES CLOSING OF OFFERING OF $500 MILLION CDN OF 7.25% SENIOR UNSECURED GUARANTEED NOTES DUE 2017

(February 11, 2010 - Toronto, Canada) Corus Entertainment Inc. ("Corus") (TSX: CJR.B; NYSE: CJR) announced today that it has closed its previously announced offering of $500 million Cdn principal amount of 7.25% senior unsecured guaranteed notes due February 10, 2017 (the "Notes").

The Notes were publicly offered in Canada under Corus' previously filed shelf prospectus (the "Prospectus") and supplement to the Prospectus pursuant to an underwriting agreement.

Concurrent with the closing of the offering of the Notes, Corus entered into an amended and restated credit agreement with TD Securities as Lead Arranger and Sole Bookrunner and the lenders from time to time party thereto, establishing a revolving credit facility in an amount of $500 million Cdn. The new credit facility has a maturity date of February 11, 2014 and is otherwise on terms and conditions substantially similar to Corus' prior credit facility. Corus used the net proceeds from the sale of the Notes, as well as funds available under its amended revolving credit facility, to retire its prior term credit facility.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.  This news release is not an offer for sale within the United States of any Notes or other securities of Corus. Securities of Corus, including Notes, may not be offered or sold in the United States absent registration under the U.S. securities laws or exemption from registration under such laws. The Notes have not been and will not be registered under the U.S. Securities Act of 1933.

About Corus Entertainment Inc.

Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising services, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, W Network, CosmoTV, VIVA, Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms.  A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience Corus on the web at www.corusent.com.

For further information, please contact:

John Cassaday President and Chief Executive Officer Corus Entertainment Inc. (416) 642-3770	Tom Peddie Senior Vice President and Chief Financial Officer Corus Entertainment Inc. (416) 642-3780

Tracy Ewing Vice President, Communications Corus Entertainment Inc. (416) 642-3792